July 29, 2013

Mr. Alberto Zapata
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re: Post-Effective Amendment No. 15 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Accumulator
       Individual Variable Universal Life Account (File No.
       333-144604 and 811-22093)

Dear Mr. Zapata:

This letter is in response to the SEC Staff comments received by the Company in telephone conversations on July 25, 2013. Below are responses to the SEC Staff's oral comments. For the SEC Staff's convenience, each of the SEC Staff's comments is set forth below, and then the response follows.

* * * * * * * * *

General Comments:

1.  Please ensure that the effective dates for the Death Benefit
Guarantee Agreement premium limitations are updated in the supplement.

Response:

The Company has updated the effective dates in the supplement to provide for the limitation taking effect for applications received after August 19, 2013 and for premium received after August 31, 2013.

2. Please capitalize the defined term "Policy Anniversary" in the supplement to the prospectus.

Response:

In response to the Staff comment, the term "Policy Anniversary" has been capitalized in the prospectus supplement.

3.  Death Benefit Guarantee Agreement (p. 46)

Please advise the Staff supplementally as to the reasons for the premium limitations on the Death Benefit Guarantee Agreement.

Response:

As discussed in the telephone conversation on July 25, 2013, the Company is implementing premium limitation on the Death Benefit Guarantee Agreement to address the financial implications resulting from certain life insurance policies that are intentionally over-funded by the policy owner. The Company believes that the premium limitations will only impact a limited number of policy owners that desired to employ this strategy.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC Staff's comments. The Company plans to file its post-effective amendment to incorporate the changes on July 29, 2013. If there are additional questions or comments, please contact the undersigned at
(651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

cc: Thomas Bisset, Sutherland Asbil & Brennan, LLP